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                                                      SEC FILE NUMBER 0-20033
						      -----------------------
                                                   CUSIP NUMBER  03072A  20 3


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

[ ] Form  10-K [ ] Form  20-F  [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-C

For Period Ended: June 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:

Full Name of Registrant:	 AMERIRESOURCE TECHNOLOGIES, INC.

Former Name if Applicable:       N/A

Address of Principal  Executive  Office:

				 3440 E. RUSSELL ROAD, SUITE 217
                                 LAS VEGAS, NEVADA 89120

Part II--RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

      [X]   (a)   The reasons described  in  reasonable  detail  in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]   (c)   The accountant's statement or other exhibit  required by Rule
      12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AmeriResource Technologies, Inc. (the "Company") hereby requests an extension of time to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (the "June 2007 Form 10-Q"). The preparation of the Company's June 2007 Form 10-Q has been unable to be completed due to the time required to complete the accounting documentation and have those records reviewed by the Company's independent auditor. As a result, the Company has faced unavoidable delays in the preparation of the Quarterly Report and will continue to dedicate significant resources to the preparation and filing of the June 2007 Form 10-Q.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

   Delmar Janovec 		President                 (702) 214-4249
   --------------		---------		------------------
       (Name)            	 (Title)		(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
      [X] Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed on August 21, 2006, the Company reported a loss from continuing operations of (782,187) for three months and (1,598,364) for the six months and, revenues of 206,880 for the three months and 315,098 for six months, and earnings per share-loss of (0.004) for the three months and, (0.01) for the six months ending June 30, 2006. Although the Company expects significant changes between its results of operations for the fiscal quarter ended June 30, 2007, as compared to the results for the fiscal quarter ended June 30, 2006, until the Company has completed the preparation of the financial statements related to such periods, the Company cannot make a reasonable estimate of the changes between such periods. However, the Company expects to report net income for the three and six months ending June 30, 2007 higher than previously anticipated as compared to the corresponding period of the prior year.


                        AMERIRESOURCE TECHNOLOGIES, INC.
		 --------------------------------------------
                 (Name of Registrant as specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2007       By:/s/ Delmar Janovec
			    -----------------------
                            Name:  Delmar Janovec
                            Title: President